October 16, 2024

Zack Arnold
Chief Executive Officer
Infinity Natural Resources, Inc.
2605 Cranberry Square
Morgantown, WV 26508

        Re: Infinity Natural Resources, Inc.
            Registration Statement on Form S-1
            Filed October 4, 2024
            File No. 333-282502
            _
            Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted September 27, 2024
            CIK No. 0002029118
Dear Zack Arnold:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, references to prior comments are to our September 23, 2024 letter.

Registration Statement on Form S-1
Certain Relationships and Related Party Transactions, page 150

1. We note that the newly filed form of tax receivable agreement (exhibit 10.4) provides for the possibility of accelerated cash payments to your CEO, CFO, and other related persons. Please expand the disclosure in the first paragraph on page 58 and also in the subsection "Tax Receivable Agreement" at page 151 to quantify in each case the potential amounts of estimated lump-sum payments to each such related person. See
       Item 404(a) of Regulation S-K.
 October 16, 2024
Page 2

Exclusive Forum, page 156

2. We note that Section 10.6 of the newly filed form of amended charter (exhibit 3.3)
       provides in part that "the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act." Please expand the disclosure at page 156 to note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Report of Independent Registered Public Accounting Firm, page F-18

3. Please amend your registration statement to have your auditor remove the language in the third paragraph which states "and in accordance with auditing standards generally accepted in the United States of America." Please refer to PCAOB Auditing Standard
       3101. This comment also applies to audit report on Infinity Natural Resources, LLC included in page F-23.
Exhibits

4. We note your response to prior comment 10. Please revise your prospectus to make clear, as you stated in your letter, that the contract with the 49% customer is only for six months and is not a contract on which your business is substantially dependent.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brian McAllister at 202-551-3341 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Timothy Levenberg at 202-551-3707 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Matthew R. Pacey, Esq.